August 15, 2007
Via Fax, EDGAR and U.S. Mail
U.S. Securities and Exchange Commission
CF/AD2
100 F Street, NE
Washington, D.C. 20549-3561

Attn: Mr. William Choi, Mail Stop 3561
Re:	Form 10-K for Fiscal Year Ended October 31, 2006, as amended Filed January 16, 2007 and February 28, 2007
Forms 10-Q for Fiscal Quarters Ended January 31, 2007 and April 30, 2007, as amended
Filed March 12, 2007, June 18, 2007 and June 19, 2007
File No. 1-14547
Dear Mr. Choi:
     On behalf of Ashworth, Inc. (the “Company”), we hereby submit this correspondence in response to the comments of the staff of the Commission (the “Staff”) set forth in the letter dated July 19, 2007 from William Choi, Branch Chief.
     By this correspondence, we provide on behalf of the Company the following responses to your comments, identified according to the number in the Staff’s comment letter. The Staff’s original text is reproduced below in italics with our responses to such comments immediately below the Staff’s comments. References in the responses to “we” are to the Company and its subsidiaries.
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 21
1.	In future filings, where you describe two or more business reasons that contributed to a material change in a financial statement line item between periods, please quantify, where possible, the extent to which each change contributed to the overall change in that line item. For example, your discussion of revenues from your domestic green grass and off-course specialty distribution channel attribute the year-over-year decrease to your reduction of the amount of off-price sales, increased competitive pressure and a continued softness in the golf market. Please quantify the extent to which the changes are attributable to the various contributing factors. See Item 303(a) of Regulation S-K and SEC Release No. 33-8350.

Response:

In future filings, we will, where possible, quantify the extent to which each factor contributed to the overall material change in a financial statement line item between periods.
ASHWORTH, INC. · 2765 Loker Avenue West · Carlsbad · California · 92010 · Ph/760.438.6610 · Fx/760.476.8425

Controls and Procedures, page 31
3. Management’s Remediation Effort, page 36
Remediation of Controls over Inventory Costing, page 36
2.	We note that an adjustment of $1,017,000 was made to ending inventory and to income from operations during the fourth quarter ended October 31, 2006 as a result of improper capitalization of certain product completion costs incurred immediately prior to inventory shipment. Please tell us whether the financial statement impact of the improper capitalization of certain product completion costs was material to any of the fiscal quarters for the fiscal years ended October 31, 2006 and 2005. In your response, support the basis for your conclusion that you were not required to file an Item 4.02 Form 8-K as a result of this error correction.

Response:

When considering quantitative and qualitative factors within the total mix of information and surrounding circumstances, the financial statement impact of the improper capitalization of certain product completion costs (the “Error”) was not material to any of the fiscal quarters for the fiscal years ended October 31, 2006 and 2005, and as a result did not require the filing of an Item 4.02 Form 8-K.

Quantitative Factors Considered
•	In relation to fiscal year 2005 and any quarter therein, the Error had no impact on the financial statements, as the amount of under absorption that was expensed through cost of sales (expenses expected to be capitalized, in the form of an overhead rate applied to inventory units, less actual capitalized expenses) was more than the certain completion costs referred to above, which necessarily means that those completion costs were not capitalized, but rather were expensed through cost of sales.

•	With respect to the first, second and third fiscal quarters of fiscal 2006, the Error would have had the following effect on the reported figures:
Error as a % of Reported Figure

	Q1 2006	Q2 2006	Q3 2006
Inventory	0.55%	0.94%	0.75%
Current Assets	0.31%	0.41%	0.37%
Stockholder’s Equity	0.33%	0.45%	0.35%
Net Revenue	0.84%	0.75%	0.75%
Gross Profit	1.90%	-1.67%	-1.83%
ASHWORTH, INC. · 2765 Loker Avenue West · Carlsbad · California · 92010 · Ph/760.438.6610 · Fx/760.476.8425

•	With regards to earnings, earnings per share, analyst expectations, Company guidance, and changes in the Company’s stock price after earnings releases, we considered the following:
Earnings, EPS & Expectations
Dollars in $000’s except EPS

	Q1 2006	Q2 2006	Q3 2006
Net Income As Reported	$(50)	$4,675	$681
Net Income with Error Corrected	155	4,376	443
EPS, diluted As Reported	$(0.00)	$0.32	$0.05
EPS, diluted with Error Corrected	0.01	0.30	0.03
Analysts Expectations
B. Riley	$(0.07)	$0.27	$0.09
Merriman	(0.09)	0.26	0.08
Roth Capital	(0.08)	dropped coverage
Change in Stock Price Day After Earnings Release	0.00%	5.37%	-9.70%
Company Guidance for Fiscal Year End	$0.48-$0.56	$0.48-$0.56	$0.48-$0.56
Qualitative Factors Considered
•	Over the past three to four years, the Company has been faced with challenges with regards to competitive pressures, maintaining its market share, perceived degradation of its brand value, and turnover at the executive management level. These factors are the main drivers of the larger trends affecting the Company’s financial and stock performance. The Error would have no effect on these larger factors.

•	The Company is engaged in the design, marketing and distribution of golf inspired apparel. Readers of our financial statements, including investors, analysts, and our lenders, typically focus on a few very important key drivers and indicators, including trends in revenues and gross margins, and inventory levels and associated inventory turns. The Company has been suffering from competitive pressures and perceived quality issues resulting in declining revenue from its core customer base (on-course golf retailers). During the first, second and third quarters of fiscal 2006, the Company’s revenue through its core customer base decreased by (12%), (9%), and (18%) respectively, and has continued to decline through the most recently reported period. Users of the Company’s financial statements have been and continue to be focused on the erosion of the Company’s once dominant market share within this customer base.

•	The Company does not believe that the average investor’s reaction to its earnings releases would have been affected had the Error been incorporated therein. Additionally, Management would not have altered its fiscal 2006 full year earnings guidance, as the Error, in each of quarters one, two or three of
ASHWORTH, INC. · 2765 Loker Avenue West · Carlsbad · California · 92010 · Ph/760.438.6610 · Fx/760.476.8425

fiscal year 2006, would not have been large enough to necessarily force earnings below its range of guidance as indicated above.

•	With the exception of Q1 2006, there would not have been a change from a loss into income or vice versa.

•	The Error would not have and did not affect Management’s compensation.

•	The Error was not related to any specific reported segment or other portion of our business that has been identified as playing a significant role in operations or profitability.

•	The Error would not have changed the reported circumstances with respect to compliance with loan covenants or other contractual requirements.

•	The Error would not have negatively impacted the Company’s compliance with any regulatory requirements.

•	The Error had no effect on any specific trend in revenue, gross margins or earnings.

•	The Error did not involve concealment of any unlawful transaction.
When considering both quantitative and qualitative factors, the Company concluded that there was not a likelihood that the restatement of the Error would have been viewed by the reasonable investor as having significantly altered the total mix of information available.
Exhibit 31.1 and 31.2
3.	We note the identification of the certifying individuals at the beginning of the certifications required by Exchange Act Rule 13a-14(a) also includes the titles of the certifying individuals. In future filings, the identification of the certifying individuals at the beginning of the certification should be revised so as not to include the individuals’ titles.

Response:

In future filings, we will revise the certifications required by Exchange Act Rule 13a-14(a) and not include the certifying individuals’ titles at the beginning of the certifications.
Form 10-Q for the Quarterly Period Ended April 30. 2007
Management’s Discussion and Analysis of Financial Condition and Results of Operations. page.14
4.	We note your discussion of capital resources and liquidity appears to repeat many of the same disclosures included in your Form 10-K for the year ended October 31, 2006. Specifically, your discussion of your term note, credit facility and leases appear to be carried forward in each periodic report you file. Although your discussion should cover the items that are addressed in year-end disclosures, they need not be duplicative. In future filings, please revise your capital resources and liquidity discussion to provide information about new trends or demands, commitments, events and uncertainties as well as an update of material changes related to previously identified trends, demands, events, commitments or uncertainties. You may presume that users of the interim statements have read the
ASHWORTH, INC. · 2765 Loker Avenue West · Carlsbad · California · 92010 · Ph/760.438.6610 · Fx/760.476.8425

MD&A for the preceding year and therefore, not repeat previously provided disclosure.

Response:

In future filings, we will revise our capital resources and liquidity discussion and only provide information about new trends or demands, commitments, events and uncertainties together with an update of material changes related to previously identified trends, demands, events, commitments or uncertainties.
Closing Comments.
     The Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     We trust that this letter is responsive to the Staff’s comments. Please acknowledge receipt of the enclosed materials. Please direct any further correspondence, comments or questions regarding this filing and these responses to the undersigned at (760) 929-6188 or via fax at (760) 929-4697. We thank you in advance for your courtesy and cooperation.
Sincerely,
/s/ Eric R. Hohl
Eric R. Hohl
Executive Vice President,
Chief Financial Officer and
Treasurer
CC:	Regina Balderas Division of Corporation Finance
ASHWORTH, INC. · 2765 Loker Avenue West · Carlsbad · California · 92010 · Ph/760.438.6610 · Fx/760.476.8425